
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8- 19082

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 AND ENDING 12/31/2014

                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carty & Company, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6263 Poplar Avenue, Suite 800

                             (No. and Street)

Memphis	TN	38119
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John C. Dallosta   901-767-8940

                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jackson, Howell and Associates, PLLC

                    (Name – if individual, state last, first, middle name)

7240 Goodlett Farms Parkway, Suite 101	Cordova	TN	38016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __John C. Dallosta__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Carty & Company__ , as of __December 31__ , 20 __14__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

__[Notary seal: SONJA D. CHEESEMAN — STATE OF TENNESSEE NOTARY PUBLIC — COUNTY OF SHELBY — MY COMM EXP. 04-10-2016]__

_____
Signature

__EXECUTIVE VICE-PRESIDENT__
Title

Sonja D Cheeseman 3/9/15
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Carty & Company, Inc.

FINANCIAL REPORT

December 31, 2014

JACKSON, HOWELL & ASSOCIATES, PLLC
CERTIFIED PUBLIC ACCOUNTANTS/BUSINESS CONSULTANTS



Carty & Company, Inc.

FINANCIAL REPORT

December 31, 2014

CONTENTS

JACKSON, HOWELL & ASSOCIATES, PLLC
CERTIFIED PUBLIC ACCOUNTANTS/BUSINESS CONSULTANTS



MEMBERS:

JIMMY R. ADKINS, CPA
DAVID L. JACKSON, CPA
CYNTHIA C. ROBB, CPA
KAREN D. HILL, CPA, CFE, CGFM
MARK L. LAUBER, CPA

MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION

TENNESSEE
7240 GOODLETT FARMS PARKWAY, SUITE 101
CORDOVA, TENNESSEE 38016-4925
(901) 683-5100 (O) / (901) 683-0562 (F)

ARKANSAS
301 EAST BROADWAY STREET
WEST MEMPHIS, ARKANSAS 72301-3173
(870) 735-2683 (O) / (870) 735-5871 (F)

E-MAIL: JHH@JHHCPA.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Carty & Company, Inc.
Memphis, Tennessee

We have audited the accompanying statement of financial condition of Carty & Company, Inc. (the Company) as of December 31, 2014, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carty & Company, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in the Schedule I - Computation of Net Capital Under Rule 15c3-1 (the Supplemental Information) has been subjected to audit procedure performed in conjunction with the audit of Carty & Company, Inc.'s financial statements. The Supplemental Information is the responsibility of Carty & Company, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In

forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in the Schedule I - Computation of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jackson, Howell & Associates, PLLC

Cordova, Tennessee
February 25, 2015

Carty & Company, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Cash	$	22,029
Receivables:		
Broker-dealers and clearing organizations		7,076,242
Officers, directors and employees		712,099
Securities owned, at fair value		3,943,076
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $1,051,182		106,996
Other assets		110,264
		$11,970,706

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued liabilities	$	426,776
Payable to affiliate		362,205
		788,981
DEFERRED INCOME TAXES		22,766
COMMITMENTS AND CONTINGENT LIABILITIES		-
STOCKHOLDER'S EQUITY		
Common stock, no par value; authorized 25,000 shares; issued 10,500 shares; outstanding 3,833 1/3 shares		2,208,790
Retained earnings		9,031,187
		11,239,977
Less cost of 6,666 2/3 shares of treasury stock		81,018
		11,158,959
		$11,970,706

The accompanying notes are an integral part of these financial statements.

-7-

REVENUE:

Trading securities	$ 7,403,536
Commissions	173,804
Interest income	331,096
Other	75
	7,908,511

EXPENSES:

Commissions	3,568,112
Employee compensation	1,789,317
Clearance to non-brokers	272,437
Occupancy	398,139
Communications	154,617
Interest	2,435
Regulatory expenses	132,919
Other general, administrative and operating expenses	1,137,247
	7,455,223
INCOME BEFORE INCOME TAXES	453,288

INCOME TAX EXPENSE:

Current	117,801
Deferred	(9,885)
	107,916
NET INCOME	$ 345,372

The accompanying notes are an integral part of these financial statements.

Carty & Company, Inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2014

	Common Stock	Retained Earnings	Treasury Stock	Total
Balance at January 1, 2014	$2,208,790	$8,685,815	$(81,018)	$10,813,587
Net income	-	345,372	-	345,372
Balance at December 31, 2014	$2,208,790	$9,031,187	$(81,018)	$11,158,959

The accompanying notes are an integral part of these financial statements.

Carty & Company, Inc.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2014

Subordinated borrowings at January 1, 2014	$ -
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2014	$ -

The accompanying notes are an integral part of these financial statements.


Carty & Company, Inc.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014


CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 345,372
Adjustments to reconcile net income to cash used in operating activities:	
Depreciation	50,725
Deferred tax benefit	(9,885)
(Increase) decrease in operating assets:	
Net receivable from broker-dealers and clearing organization	(2,119,500)
Securities owned	1,554,606
Commissions and other receivables	(172,319)
Other	31,532
Increase (decrease) in operating liabilities:	
Securities sold, not yet purchased	(21,791)
Accounts payable and accrued liabilities	(178,146)
Payable to affiliate	(195,500)
NET CASH USED IN OPERATING ACTIVITIES	(714,906)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Payments for purchase of equipment	(6,645)
NET CASH USED IN INVESTING ACTIVITIES	(6,645)
DECREASE IN CASH	(721,551)
CASH AT BEGINNING OF YEAR	743,580
CASH AT END OF YEAR	$ 22,029
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:	
Cash paid during the year for:	
Interest	$ 2,436
Income taxes	$ 56,275


The accompanying notes are an integral part of these financial statements.

-11-


NOTE A - OPERATIONS AND ORGANIZATION

Carty & Company, Inc. is a securities broker-dealer operating under provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Carty Financial Corporation.

The Company operates primarily as a principal in transactions for the purchase and sale of various types of debt securities which include obligations of the United States Government, federal government agencies, various state and local governments, and corporate debt. The Company also acts as agent for customers in acquiring certificates of deposits, equity securities, mutual funds and private placement of mortgage loans.

The Company's securities transactions are made primarily with individuals, financial institutions, credit unions, private organizations and other broker-dealers.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company has contracted with Pershing, LLC to act in the capacity of its clearing broker and all customer funds and securities are safe kept with that institution in accordance with the Securities and Exchange Commission regulations. The customer's funds and securities are protected to limits provided by the Securities Investor Protection Corporation (SIPC) with additional protection provided by a third party to cover the entire account net equity up to an aggregate of $100 million.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recording Security Transactions
Purchases and sales of securities and related commission revenues and expenses are recorded on a settlement date basis, generally the third business day following the trade date. If materially different, transactions are adjusted to a trade date basis.

Collateral
The Company continues to report assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or pledge the assets.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Securities Owned and Securities Sold, But Not Yet Purchased

Marketable securities, consisting of stocks, corporate bonds, state, municipal and United States and agencies obligations, and securities sold but not yet purchased, are valued at market value. Securities not readily marketable are stated at their estimated value. Rules and regulations of the Securities and Exchange Commission require valuation of broker-dealer owned securities to be valued at market. Unrealized gains and losses have been included in income.

Accounting for Bad Debts

The Company uses the direct write-off method of accounting for bad debts. Management has reviewed all material accounts receivable and has charged operations with all amounts above anticipated collections. Management views all material amounts remaining as collectible; therefore, a provision for doubtful accounts has not been made.

Property and Equipment

Property and equipment are stated at cost.

Depreciation expense is determined by the straight-line method over the estimated useful lives of the assets, which range from three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life or the term of the lease.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The Company expenses all advertising costs, including direct response advertising costs, as they are incurred. Total advertising costs for the year ended December 31, 2014 were $50,019.

Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate return; and the amount of current tax expense or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Allocated Expenses from Parent Company

The Parent incurs the costs of salaries, commissions and related expenses and allocates such costs to the operations of the Company. The Parent charges the Company a management fee to cover salary processing costs.

Events Occurring After Report Date

The Company has evaluated events and transactions that occurred between December 31, 2014 and February 25, 2015, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE C - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Following is a description of the valuation methodologies used for the assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014.

U. S. government securities: Valued at the closing price reported in the active market in which the individual securities are traded.

NOTE C - FAIR VALUE MEASUREMENT - CONTINUED

Municipal securities: Certain municipal securities are valued at the closing price reported in the active market in which the security is traded. Other municipal securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings, maturity dates, and other factors related to the security.

Corporate bonds: Certain corporate bonds are valued at the closing price reported in the active market in which the bond is traded. Other corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings.

Common stocks: Certain common stocks are valued at the closing price reported in the active market in which the individual securities are traded.   Investments in certain restricted common stocks are valued at the quoted market price of the issuer's unrestricted common stock less an appropriate discount. If a quoted market price for unrestricted common stock of the issuer is not available, restricted common stocks are valued at a multiple of current earnings less an appropriate discount. The multiple chosen is consistent with multiples of similar companies based on current market prices.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014.

NOTE C - FAIR VALUE MEASUREMENT - CONTINUED

Fair Value Measurements on a Recurring Basis
As of December 31, 2014

ASSETS	Level 1	Level 2	Level 3	Total
Cash	$ 22,029	$ -	$ -	$ 22,029
Securities owned:				
Obligations of the U.S. Government	208,088	126,630	-	334,718
Obligations of states, counties and municipalities	1,616,339	1,922,048	-	3,538,387
Corporate obligations	43,548	24,812	-	68,360
Stocks and warrants	1,611	-	-	1,611
Total Securities Owned	1,869,586	2,073,490	-	3,943,076
TOTALS	$1,891,615	$ 2,073,490	$ -	$3,965,105

Fair Value Measurements on a Recurring Basis
As of December 31, 2014

LIABILITIES	Level 1	Level 2	Level 3	Total
Securities sold, not yet purchased:				
Obligations of states, counties, and municipalities	$ -	$ -	$ -	$ -
TOTAL	$ -	$ -	$ -	$ -

NOTE D - RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2014, consist of the following:

	Receivable	Payable
Deposits	$ 100,000	$ -
Due from clearing organization	6,976,242	-
	$7,076,242	$ -

NOTE D - RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS - CONTINUED

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

NOTE E - INCOME TAX MATTERS

Net deferred tax assets (liabilities) consist of the following components as of December 31, 2014:

Deferred tax assets (liabilities):	
Property and equipment	$(22,766)
Less valuation allowance	-
	$(22,766)

Current and deferred taxes by jurisdiction are as follows:

	Current	Deferred	Total
Federal	$ 87,589	$(9,516)	$ 78,073
State and local	30,212	(369)	29,843
	$117,801	$(9,885)	$107,916

The income tax provision differs from the amount of income tax expense determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the year ended December 31, 2014 due to the following:

Computed "expected" tax expense	$154,118
Increase (decrease) in income tax expense resulting from:	
Nondeductible expenses	1,114
Nontaxable income	(65,289)
State income tax expense, net of federal benefit	11,349
Other adjustments, net	6,624
	$107,916

NOTE E - INCOME TAX MATTERS - CONTINUED

The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense. No interest or penalties were recognized in 2014.

The Parent and the Company are no longer subject to federal or state tax examinations by taxing authorities for years before 2011.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under the applicable rules, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $9,947,307, which was $9,697,307 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .08 to 1.

NOTE G - 401(k) PROFIT SHARING PLAN

The Company's employees are included in Carty & Company's qualified 401(k) profit sharing plan. The Company's contribution to the plan is determined by the Board of Directors and is discretionary. The Company contributed $61,717 to the profit sharing plan for the year ended December 31, 2014.

NOTE H - COMMITMENTS AND CONTINGENCIES

The Company is obligated for monthly lease payments on its general office until September 30, 2017. The lease requires annual rental payments as follows:

	Amount
December 31, 2015	$348,734
December 31, 2016	$353,430
December 31, 2017	$267,715

During the year, the Company incurred building lease expense of $345,014.

The Company, in the normal course of its business, has matters involving regulations and procedures reviewed by FINRA, the SEC and other regulatory bodies. As of December 31, 2014, no items of material significance were outstanding as a result of such reviews.

NOTE I - GUARANTEES

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE J - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company may be exposed to risks in the execution of securities transactions. These transactions involve elements of risk as to credit extended, market fluctuations, and interest rate changes.

NOTE J - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS AND CONCENTRATION OF CREDIT RISK - CONTINUED

The Company's securities transactions clear primarily on a delivery versus payment basis. In transactions with repurchase agreements, margin may be required if market conditions are such as to indicate excessive elements of risk in these transactions. The execution of substantially all purchases and sales of securities requires the performance of another party to fulfill the transactions. In the event that a counter-party to the transaction fails to satisfy its obligation, the Company may be required to purchase or sell the security at the prevailing market price, which may have an adverse effect.

The nature of the securities industry is such that large cash balances are maintained in various financial institutions. These balances may exceed the limits of coverage guaranteed by the Federal Deposit Insurance Corporation.

The Company, as a securities broker-dealer, is engaged in various securities trading activities with a variety of customers including individuals, financial institutions, credit unions, insurance companies, pension plans, and other broker-dealers. The Company's exposure to credit risk associated with the non-performance of these counter-parties could be impacted by changing market conditions which would impair the counter-parties ability to satisfy their obligations to the Company.

NOTE K - RELATED PARTY TRANSACTIONS

Carty & Company, Inc. is a wholly-owned subsidiary of Carty Financial Corporation. During the year, Carty Financial Corporation allocated $5,357,429 in direct wage costs and payroll taxes to the Company.

NOTE L - ANNUAL REPORT OF FORM X-17A-5

The annual report to the Securities and Exchange Commission on Form X-17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

NOTE M - COLLATERAL

Amounts that the Company has pledged as collateral, which are not reclassified and reported separately, at December 31, 2014, consisted of the following:

Financial Statement Classification	Carrying Amount
Securities owned- at fair value	$3,943,076

SUPPLEMENTARY INFORMATION

Carty & Company, Inc.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2014

SCHEDULE I

Net capital:
 Total stockholder's equity $11,158,959
 Deductions and/or charges:
  Nonallowable assets:

Unsecured receivables - other	$712,099	
Furniture, equipment and leasehold improvements, net	106,996	
Other assets	67,653	886,748
Net capital before haircuts on securities positions		10,272,211
Haircuts on securities:		
Exempt securities	299,502	
Debt securities	25,160	
Other securities	242	324,904
NET CAPITAL		**$ 9,947,307**

Aggregate indebtedness:
 Items included in statement of financial condition:
  Accounts payable and accrued expenses $ 788,981

AGGREGATE INDEBTEDNESS $ 788,981

SCHEDULE I - CONTINUED

Computation of basic net capital requirement:

Minimum net capital required	$ 250,000
Excess net capital	$9,697,307
Excess net capital at 1000%	$9,647,307
Ratio of aggregate indebtedness to net capital	.08 to 1

There are no material differences between the Company's computation of net capital under Rule 15c3-1 included in Part II of Form X-17A-5 as of December 31, 2014 and the computation above; therefore, no reconciliation of the computation of net capital under Rule 15c3-1 is included.

INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM'S REPORT ON

REVIEW OF EXEMPTION REPORT

JACKSON, HOWELL & ASSOCIATES, PLLC
CERTIFIED PUBLIC ACCOUNTANTS/BUSINESS CONSULTANTS



MEMBERS:

JIMMY R. ADKINS, CPA
DAVID L. JACKSON, CPA
CYNTHIA C. ROBB, CPA
KAREN D. HILL, CPA, CFE, CGFM
MARK L. LAUBER, CPA

MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION

TENNESSEE
7240 GOODLETT FARMS PARKWAY, SUITE 101
CORDOVA, TENNESSEE 38016-4925
(901) 683-5100 (O) / (901) 683-0562 (F)

ARKANSAS
301 EAST BROADWAY STREET
WEST MEMPHIS, ARKANSAS 72301-3173
(870) 735-2683 (O) / (870) 735-5871 (F)

E-MAIL: JHH@JHHCPA.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Carty & Company, Inc.
Memphis, Tennessee

We have reviewed management's statements, included in the accompanying Carty and Company, Inc.'s Exemption Report, in which Carty & Company, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Carty & Company, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (b) Carty & Company, Inc. stated that Carty & Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Carty & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Carty & Company, Inc's. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jackson, Howell & Associates, PLLC

Cordova, Tennessee
February 25, 2015

Carty & Company, Inc.'s Exemption Report

Carty & Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most of recent fiscal year without exception.

Carty & Company, Inc.

I, John Dallosta, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
CFO

February 25, 2015

INDEPENDENT ACCOUNTANTS' REPORT ON

APPLYING AGREED-UPON PROCEDURES RELATED

TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

JACKSON, HOWELL & ASSOCIATES, PLLC
CERTIFIED PUBLIC ACCOUNTANTS/BUSINESS CONSULTANTS

∽❖∾

MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION

MEMBERS:

JIMMY R. ADKINS, CPA
DAVID L. JACKSON, CPA
CYNTHIA C. ROBB, CPA
KAREN D. HILL, CPA, CFE, CGFM
MARK L. LAUBER, CPA

TENNESSEE
7240 GOODLETT FARMS PARKWAY, SUITE 101
CORDOVA, TENNESSEE 38016-4925
(901) 683-5100 (O) / (901) 683-0562 (F)

ARKANSAS
301 EAST BROADWAY STREET
WEST MEMPHIS, ARKANSAS 72301-3173
(870) 735-2683 (O) / (870) 735-5871 (F)

E-MAIL: JHH@JHHCPA.COM

INDEPENDENT ACCOUNTANTS' REPORT ON
APPLYING AGREED-UPON PROCEDURES RELATED
TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Carty & Company, Inc.
Memphis, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Carty & Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Carty & Company, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Carty & Company, Inc.'s management is responsible for Carty & Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and check copies noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, quarterly Forms X-17A-5 and monthly internal financial statements noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers and reconciliation of Form SIPC-7 amounts prepared by the Company supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jackson, Howell & Associates, PLLC

Cordova, Tennessee
February 25, 2015